April 4, 2006

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

Following are our responses to your letter of March 21, 2006. We have used terms that were defined in the Subject filings without repeating their definitions in this letter.

SEC Comment:

Note 11 - Business Segment and Geographical Information, page 44

1. We note your response to our prior comment and appreciate the additional information that you have provided. Based on that information, it remains unclear to us how you have concluded that all three of the operating segments you aggregate in the Filtration Products segment meet all the aggregation criteria in paragraph 17 of SFAS 131 and that your aggregation of these segments is consistent with the objective and basic principles of SFAS 131. For example, we note that the gross profit margins achieved in your Filtration Products segment ranged from 16.3% to 25.3% and 13.9% to 25.3% for the years ended January 31, 2004 and January 31, 2003, respectively. Additionally we note that the operating profit margins realized in your Filtration Products segment ranged from 1.9% to 12.1% and negative 2.5% to 8.8% for the years ended January 31, 2004 and January 31, 2003, respectively. Specifically we note that Midwesco Filter Resources, Inc. had consistently lower gross profit and operating profit margins during each historical period you presented. In light of these factors, help us understand how and why you have concluded that the three operating segments in your Filtration Products reporting segment have similar economic characteristics.

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Company Response:

The Company does not believe that the individual subsidiaries in the Filtration Products segment constitute separate “operating segments” within the meaning of Paragraphs 3 through 5 and 10 through 15 of SFAS 131, and accordingly does not believe that the aggregation criteria of paragraph 17 of SFAS 131 are applicable. The Company believes that the presentation of the Filtration Products as a single operating segment is consistent with the objectives and basic principles set forth in SFAS 131 paragraph 3, for all the reasons set forth below. Moreover, even if the individual subsidiaries were viewed as separate operating segments, the Company believes, as more fully described below, that all should be aggregated as one reporting segment.

Paragraph 4 of SFAS 131 states that the single basis of segmentation selected by the FASB is the management approach, which is based on the way that management organizes its segments within the enterprise for making operating decisions and assessing performance, that the segments are evident from the structure of the enterprise’s internal organization, and that the required segment information should therefore be available in a cost-effective and timely manner. SFAS paragraph 10 defines an operating segment as a component of an enterprise:

a.     That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.     Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Of the three criteria, criterion b. most clearly identifies Filtration Products as a single operating segment rather than an aggregation of three operating segments in the Company’s management approach, as a single segment manager is accountable to the chief operating decision maker, as described in the last sentence of SFAS 131 Paragraph 14.

Through a succession of acquisitions; Midwesco Filter Resources Inc.(“Midwesco Filter”) in December 1989, TDC Filter Manufacturing Inc. (“TDC”) in December 1997 and Nordic Air Filtration A/S (“Nordic”) in November 1998; the Company and its predecessors have maintained the Filtration Products segment as described below, for purposes of management and internal reporting. Pursuant to the provisions of SFAS 131 Paragraph 4 the management approach determines segmentation for public reporting purposes as well.

_________________________

 This response contains both new material and material repeated from the Company’s responses to the SEC’s comment letters dated January 24 and February 13, 2006, and does not attempt to separate new material from material previously provided.

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Specifically, the Filtration Products segment has at all times in the Company’s history had a Segment President who functions as the segment’s chief executive officer, and who has at all times reported solely to the “chief operating decision maker” of the enterprise (SFAS 131 paragraph 12), a function which is performed by the Company’s Chief Executive Officer and the Company’s Chief Operating Officer. The chief operating decision maker, in turn, has at all times dealt with the Segment President and not with management of the individual subsidiaries within the Filtration Products segment. The Segment President has also been at all times a member of the Company’s Management Committee, which meets quarterly with the Company’s Board of Directors. No subordinate of the Segment President is or has been directly accountable to or maintains regular contact with the chief operating decision maker, nor has any such subordinate been a member of the Management Committee. Prior to the decrease in the Company’s Board size to comply with NASDAQ requirement that a majority of the Board of Directors be independent, the Segment President was a member of the Company’s Board of Directors, and no subordinate was ever a member of the Company’s Board.

The Filtration Products segment has a unified strategic plan and segment budget, some shared customers, and a single sales force of people who each sell products from more than one factory to those customers, sometimes selling to a customer a product from one factory for a use previously filled by a product from another factory. Management looks at customers and sales forces on a Filtration Products segment basis rather than by subsidiary. Moreover, persons outside the Company, such as investment analysts, view the Company as having a Filtration Products segment and do not seek information on a subsidiary-by- subsidiary basis. These points are discussed below in more detail.

Economic similarity:

The Filtration Products reporting segment consists of three subsidiaries: Midwesco Filter, TDC and Nordic. With respect to trends in financial indicators, we note that neither gross profit margins nor operating profit margins trend in a noticeably different way in one subsidiary compared with the other two. The trend in operating profit margin, the most important financial indicator of those listed, is generally upward in the three subsidiaries, with only a 2002-2003 decrease in Nordic interrupting an otherwise perfectly consistent comparison.

The three subsidiaries became part of the Company through acquisition from third parties, and have been maintained as separate legal entities, for which discrete financial information is available, for reasons that are common in such circumstances, including limitation of legal liability. In the specific case of TDC, Midwesco Filter was working to expand its business to include pleated products sold for the same purposes to the same customer base as its original filter bag produce line when the opportunity to acquire TDC materialized in 1997. This acquisition proved to be a more advantageous way to add pleated products to the business. In the specific case of Nordic, cross-border legal, banking and other

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considerations make it impractical not to retain Nordic as a Danish corporation. Because TDC and Nordic continue as separate legal entities for the reasons just stated, separate financial records are of course required to be maintained internally and separate financial statements prepared. But since the acquisition of TDC in 1997 and Nordic in 1998, the Company, its Board of Directors, and its chief operation decision maker, have consistently looked to one Segment President to operate the combined filtration business efficiently and profitably; budgets and strategic plans have been prepared, reviewed and evaluated for the Filtration Products Segment as one segment, and the Segment President has taken various organizational actions to cause the subsidiaries to operate as one business. Sales employees in the two North American units are encouraged and are paid financial incentives to sell products from either of the U.S. factories, Midwesco Filter or TDC, to any customer. Most recently, the North American marketing and sales function of the entire Filtration Products business has been combined under one head of marketing and sales, North American operations have been combined under one head of operations, worldwide controllership has been placed under one worldwide controller, and global sourcing and procurement has been placed under the direction of a single head of sourcing and procurement.

Product and customer similarity:

Although the Filtration Segment’s subsidiaries may generally produce different products and generally have different customers, products are of a similar nature and types or classes of customers are of a similar nature. Moreover, a customer will sometimes purchase a product from one factory in the Segment to replace a product from another factory in the Segment previously used for the same customer purpose.

The principal similar economic characteristics affecting this entire segment are substantial dependence upon governmental regulation of air pollution, and the impact of the business cycle on sales for both original equipment and replacement purposes.

Nature of products and services: The Filtration Products segment manufactures and sells filter elements for dry filtration, together with filter-related products and accessories used during installation, operation and maintenance of the collectors and baghouses that utilize the Company’s filter elements. All of the filter-related parts and accessories sold, and all of the services provided, are related to sale of the Company’s filter elements. The products are installed and used in filtration systems designed and built by others. All filter elements wear out and need to be replaced more frequently than the filtration system in which they are an integral part. The filter elements come in a variety of sizes, shapes, and filtration media, and are manufactured to custom specifications, as appropriate for the particles to be removed and the environment in which the particles are located. The Company’s filter elements include knitted, woven or felted fabric filter bags, and cellulose or spun bond polyester pleated filter bags and cartridges. The Company also sells filter-related products and accessories for installation, operation, and maintenance of the filtration systems in which its filter elements are used.

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Production processes of all the filter elements involve measuring, marking, and cutting the filtration media, and then assembling the media with necessary support hardware and components.

Type or class of customers: all customers of this segment utilize the Company’s filter elements in stationary applications to remove dry particles from air. The Filtration Products reporting segment’s customers are all industrial companies, needing to remove different particles for different reasons – generally to protect the air from a pollutant, but sometimes to protect machinery from damage or to capture a valuable product that exists in particle form during production. Despite the superficial differences in products and customers, all of the Filtration Products segment’s products work to remove particles from air, with product differences that are significant for technological reasons but not significant financially. All of the segment’s customers need to remove particles from air in a stationary application, for purposes that differ in important ways for the customers but are not financially significant to the Company.

Methods used to distribute: sale and distribution of all the company’s filtration products are accomplished by a combination of direct sales contact, independent representatives, and telemarketers.

The regulatory environment: this segment is substantially dependent upon governmental regulation of air pollution at the federal and state levels.

Profit margins:

The gross profit margins cited by the staff range from a low of 13.9% to a high of 25.3% during the periods reported. These gross profit margins are all in the range expected for somewhat specialized products manufactured to meet customer specifications, in a market where several competitors are producing substantially equivalent products. That is, the gross profit margins are neither the very small gross profit margins realized by sellers of undifferentiated commodity products nor the very high profit margins realized by sellers of highly specialized products with no direct competition due to patent protection. The gross profit margins of products within the Filtration Products segment differ for reasons including sales order size (with very large orders being highly competitive and having lower gross profit margin) and the maturity of the product being sold (with more mature products having lower gross profit margin). The Midwesco Filter factory manufactures the company’s fabric filter elements which therefore are included in its sales. During the periods reported, the very large Filtration Products sales have generally been sales of fabric filter elements. The Company’s fabric filter elements are also a more mature product than its pleated filter elements. For these reasons the Midwesco Filter gross profit margin tends to be lower than in the other two corporations in the Filtration Products segment, both of which manufacture pleated fabric elements. In addition, beginning during the most recent year reported, and in the future,

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Midwesco Filter cost of goods sold are disproportionately burdened by the salary and related expenses of the Vice President, North American Operations, although he serves and manages the operations of both the Midwesco Filter and TDC factories. The Company has not attempted to allocate and account for his salary and expenses between the two companies because it has always considered the Filtration Products segment as a single operating segment in its management of its businesses.

Operating profit margins vary with gross profit margins and, in addition, Midwesco Filter operating expenses are disproportionately burdened by the following items. The Company makes no effort to allocate such expenses among the subsidiaries, as such allocation is not relevant in the Company’s management of the Filtration Products business:

•

Midwesco Filter bears the salary and related expenses of the Filtration Products Segment President, although he serves and manages all three companies in the segment. The Company has not attempted to allocate and account for his salary and expenses among the three companies because it has always considered the Filtration Products segment as a single segment in its management of its businesses.

•

Sales personnel of Midwesco Filter and of TDC each sell the products manufactured in their own factory and also sell the products manufactured in the other company’s factory. Although sales commissions are borne by the company whose products are being sold, sales peoples’ salaries and related expenses are borne by the company which employs them. To-date, and for the years reported in the Form 10-K for the fiscal year ended January 31, 2005, relatively more TDC product sales have been generated by Midwesco Filter sales personnel than Midwesco Filter product sales generated by TDC. The Company has never attempted to allocate such sales salaries and related expenses between Midwesco Filter and TDC because it has always considered the Filtration Products segment as a single segment in its management of its businesses.

•

Midwesco Filter bears the salary and related expenses of the Filtration Products Global Controller, although he serves and manages the controllership function for all three companies in the segment. The Company has not attempted to allocate and account for his salary and expenses among the three companies because it has always considered the Filtration Products segment as a single segment in its management of its businesses.

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The Company does not believe that the three subsidiaries that comprise the Filtration Products reporting segment are operating segments, but that their results should be aggregated in one reporting segment. Products produced by this segment are all designed and marketed to help customers company with governmental regulation of air pollution by removing particles from air in stationary applications. The segment has a single executive officer and a unified sales force and is viewed as a single operating entity within the Company. Thus, the Company believes its organization as three reporting segments has been and remains appropriate, and most naturally complies with the objective and basic principles stated in SFAS 131 paragraphs 4 and 5.

Very truly yours,

MFRI, INC.

Michael D. Bennett

Vice President Chief Financial Officer

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